SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

714157203

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714157203	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 317,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 714157203	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 126,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 126,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 126,732
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 714157203	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,874
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,874

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 190,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 714157203	13D	Page 5 of 6 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 2, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

This Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 317,606 shares of Common Stock, which represents approximately 2.7% of the Company’s outstanding shares of Common Stock.

Each of FGPP and FGPM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 11,698,347 shares of Common Stock reported by the Company as outstanding as of May 4, 2017 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Securities and Exchange Commission on May 10, 2017.

(c)       The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(e)       As of February 16, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2, which agreement is set forth on the signature page to this Statement.

CUSIP No. 714157203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 10, 2017

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in the Common Stock in the past 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)
3/6/2017	(2,233)	$3.0400
3/8/2017	(2,430)	$2.9332
3/10/2017	(650)	$2.9650
3/13/2017	(90)	$3.0400
3/14/2017	(1,453)	$2.9970
3/16/2017	(360)	$3.0317
3/21/2017	(7,025)	$3.1537
3/22/2017	(972)	$3.0900
3/24/2017	(10,830)	$3.1395
3/27/2017	(1,312)	$3.1400
3/30/2017	(2,580)	$3.0837
3/31/2017	(300)	$3.1650
4/3/2017	(4,672)	$3.0672
4/4/2017	(960)	$3.0134
4/6/2017	(1,390)	$3.0862
4/7/2017	(60)	$3.0900
4/11/2017	(157)	$3.1150
4/19/2017	(1,300)	$3.7328
4/21/2017	(4,434)	$3.5513
4/24/2017	(3,600)	$3.1895
4/26/2017	(3,930)	$3.2152
4/27/2017	(1,875)	$3.4884
5/2/2017	(9,000)	$3.2478
5/3/2017	(2,970)	$3.2693
5/4/2017	(30)	$3.2400
5/8/2017	(2,504)	$3.2435

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)
3/6/2017	(5,210)	$3.0400
3/8/2017	(5,670)	$2.9332
3/10/2017	(1,516)	$2.9650
3/13/2017	(210)	$3.0400
3/14/2017	(3,391)	$2.9970
3/16/2017	(840)	$3.0317
3/21/2017	(16,393)	$3.1537
3/22/2017	(2,268)	$3.0900
3/24/2017	(25,270)	$3.1395
3/27/2017	(3,061)	$3.1400
3/30/2017	(6,020)	$3.0837
3/31/2017	(700)	$3.1650
4/3/2017	(10,902)	$3.0672
4/4/2017	(2,240)	$3.0134
4/6/2017	(3,244)	$3.0862
4/7/2017	(140)	$3.0900
4/11/2017	(367)	$3.1150
4/19/2017	(3,034)	$3.7328
4/21/2017	(10,345)	$3.5513
4/24/2017	(8,400)	$3.1895
4/26/2017	(9,170)	$3.2152
4/27/2017	(4,376)	$3.4884
5/2/2017	(21,000)	$3.2478
5/3/2017	(6,930)	$3.2693
5/4/2017	(70)	$3.2400
5/8/2017	(5,842)	$3.2435